

February 11, 2011

Mr. Antal Markus
Chief Executive Officer
A&J Venture Capital Group, Inc.
23890 Copper Hill Drive, #206
Valencia, CA 91354

> **Re: A&J Venture Capital Group, Inc.**
> **Form 10-K for the Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 8-K Filed January 27, 2011**
> **File No. 333-146441**

Dear Mr. Markus:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2010

Item 8 – Financial Statements, page 15

Report of Independent Registered Accounting Firm, page F-1

1. The audit report provided by your independent registered public accounting firm appears to limit the scope of the audit to the schedule of accounts receivable. Please refer to the second and third sentences of the second paragraph of the audit report which state that "Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the schedule of accounts receivable is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule of accounts receivable." Please be advised that the auditor's standard report language refers to the "financial statements" in those sentences rather than the schedule of accounts receivable. Please amend your Form 10-K

to provide an unqualified audit report in accordance with AU 508. Please also refer to Article 2-02 of Regulation and SAB Topic 1E2.

2. We advise you that you must provide audit reports covering all periods of financial statements that are required to be included in your filing. Since you are a development stage enterprise, your required periods of financial statements include statements of operations, stockholders' equity and cash flows for the cumulative period from February 22, 2009 (inception) to June 30, 2010. Please amend your Form 10-K to provide a revised audit report that opines on the cumulative period in addition to the two annual periods presented.

Form 8-K filed January 27, 2011

3. We note that on January 20, 2011 you entered into an Asset Purchase Agreement with 0875505 BC, and you anticipate closing this transaction during the fiscal quarter ended March 31, 2011. We have the following comments:

- Please tell us whether this transaction has closed, and if not, please update us on when you expect it to close.

- It appears that a Canadian manufacturer called WaterGeeks may have acquired all of Adiri's intellectual property and assets in April 2010. Additionally, it appears that the founder and Chief Executive Officer of WaterGeeks, Brent Meikle, created a new consumer brand company called ReliaBrand during 2010, and we note your disclosure that you must change your name to ReliaBrands, Inc. as a condition to the closing of your Asset Purchase Agreement with 0875505 BC. Please tell us whether you or 0875505 BC have any relationship with WaterGeeks or Brent Meikle.

- We read that the acquired assets and liabilities include multiple patents and trademarks, cash, a note receivable, resin, an executory contract with a plastics manufacturer, and accounts payable. Please provide us with your analysis under ASC 805-10-55-4 through 55-9 as to whether you are acquiring a business. Additionally, please tell us whether 0875505 BC was an operating company with revenue prior to your acquisition of these assets and liabilities.

- We read that following this acquisition, you intend to work on producing a newer version of the baby bottle that Adiri was previously producing. Please tell us whether you acquired the rights to the baby bottles and other products that Adiri currently produces, or whether you solely acquired the rights to this newer version of Adiri's baby bottle.

- We read that as consideration for these assets and liabilities, you will issue 35 million shares of your common stock. It appears that this stock issuance will give majority control of your company to the shareholders of 0875505 BC. Please tell us how you intend to account for this transaction and cite the specific authoritative accounting literature upon which you are relying. Your response should include, but not be limited to, a discussion of whether you qualify as a shell company immediately prior to this transaction, whether you are acquiring a business, and whether you will account for this transaction as a reverse acquisition accounted for as a recapitalization.

- Please tell us how you have considered the requirements of Item 2.01(f) of Form 8-K. If you are acquiring a business, you must file no later than four business days after the consummation of the transaction a Form 8-K containing the same information for the acquired operating company as would be required if you were filing a Form 10, including financial statements and related disclosures. We remind you that in this circumstance there is no 71 day extension of time available to file the content for the private operating company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief